National Energy Services Reunited Corp. Reports Fourth Quarter and Full Year 2019 Financial Results

●	Revenue for the fourth quarter of 2019 is $185 million, growing 17% year-over-year
●	Gross collections of $207M in the fourth quarter drove free cash flow of $26 million and a net debt decrease of $20 million
●	Net Income for the fourth quarter of 2019 is $4 million
●	Adjusted Net Income (a non-GAAP measure) for the fourth quarter of 2019 is $19 million*
●	Adjusted EBITDA (a non-GAAP measure) is $52 million as compared to $48 million in the prior quarter*
●	Diluted Earnings per Share (EPS) for the fourth quarter of 2019 is $0.04, which includes $0.17 per share of Charges and Credits
●	Adjusted Diluted EPS (a non-GAAP measure) for the fourth quarter of 2019 is $0.21*

HOUSTON, February 26, 2020 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter and year ended December 31, 2019. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in millions except per share amounts)	December 31, 2019	September 30, 2019	December 31, 2018	Sequential	Year-over- year

Revenue	$185,176	$161,606	$158,024	15%	17%
Net income	3,724	11,110	22,788	(66)%	(84)%
Adjusted net income (non-GAAP)*	18,948	16,195	17,892	17%	6%
Adjusted EBITDA (non-GAAP)*	51,749	47,708	49,948	8%	4%
Diluted EPS	0.04	0.13	0.26	(69)%	(85)%
Adjusted Diluted EPS (non-GAAP)*	0.21	0.19	0.21	11%	-%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3 and 4 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR said, “NESR achieved very important milestones this quarter which will bring a step change to the Company going forward. We opened a casing accessories manufacturing facility in Oman to deepen our commitment to In-Country Value creation and local employment, a cornerstone of our ESG strategy in the region. We also commenced operations under a significant unconventional gas stimulation services contract in Saudi Arabia, achieving qualification of these services in a record time during the fourth quarter. Separately, our team’s focus on operational efficiency and financial discipline resulted in a $20.2 million decrease in net debt quarter over quarter after collecting a record $207 million during the quarter.”

Mr. Foda continued, “Most recently, we announced the agreement to acquire a significant oilfield services provider, SAPESCO. This transaction is expected to close in April of 2020 and will mark the entry of the NESR brand into Egypt, further expanding our presence in North Africa and adding a new service line, Pipelines and Industrial Services, to our portfolio.”

Net Income Results

The Company had net income for the fourth quarter of 2019 totaling $3.7 million as compared to a net income of $11.1 million for the third quarter of 2019 and $22.8 million in the prior year quarter. Net income for the fourth quarter of 2019, third quarter of 2019, and fourth quarter of 2018, includes amortization expenses associated with intangible assets acquired in the acquisition of NPS and GES (the “Business Combination”) of $3.8 million, per quarter. Adjusted net income for the fourth quarter of 2019 is $18.9 million and includes adjustments totaling $15.2 million mainly related to integration and restructuring costs, higher startup and qualifying costs in conjunction with new contracts, specifically the unconventional contract setup, and other discrete provisions that include non-cash actuarial adjustments and tax reserve charges (collectively, “Total Charges and Credits”). In the fourth quarter of 2018, Total Charges and Credits included a gain of $6.1 million for a Business Combination-related earn-out adjustment. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.04 of diluted earnings per share (“EPS”) for the fourth quarter of 2019 compared to $0.13 per share during the third quarter 2019 period. Adjusted for the impact of Total Charges and Credits, a non-GAAP measure described in Table 1 below, Adjusted Diluted EPS for the fourth quarter of 2019 is $0.21, compared to $0.19 per share during the third quarter 2019 period.

See “Business Combination Accounting and Presentation of Results of Operations” section below for additional information on current reporting conventions.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $52 million during the fourth quarter of 2019. Fourth quarter 2019 Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $11.6 million. The Company posted the following results for the periods presented.

(in thousands)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018
Revenue	$185,176	$161,606	$158,024
Adjusted EBITDA	$51,749	$47,708	$49,948

Production Services Segment Results

The Production Services segment contributed $121.0 million to consolidated revenue for the fourth quarter of 2019 as compared to $97.2 million during the third quarter of 2019, growing 24.6% quarter-over-quarter. Segment Adjusted EBITDA increased to $40.4 million from $34.2 million in the prior quarter, an improvement of 18.2%. The Production Services segment posted the following results for the periods presented.

(in thousands)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018
Revenue	$121,023	$97,160	$98,523
Operating income	$14,610	$20,447	$28,949
Adjusted EBITDA	$40,434	$34,218	$35,530

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $64.2 million to consolidated revenue for the fourth quarter of 2019 as compared to revenue of $59.5 million in the fourth quarter of 2018. The D&E Services segment revenue grew by over 7.8% over the past year. Segment Adjusted EBITDA totaled $13.6 million in the fourth quarter of 2019 reflecting changes in segment mix during the quarter.

The D&E Services segment posted the following results for the periods presented.

(in thousands)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018
Revenue	$64,153	$64,446	$59,501
Operating income	$4,956	$9,183	$9,147
Adjusted EBITDA	$13,645	$16,299	$13,877

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $73.2 million as of December 31, 2019, compared to $24.9 million as of December 31, 2018.

Total debt as of December 31, 2019 is $383.5 million with $53.0 million of such debt classified as short-term. Working capital for the Company totaled $175.0 million as of December 31, 2019. Net debt totaled $310.3 million as of December 31, 2019 as compared to $330.6 million as of September 30, 2019, a decrease of $20.2 million. Net debt has decreased quarter-over-quarter due to improved accounts receivable collections, a trend which we expect to continue into the first quarter of 2020. Gross collections were $207 million in the fourth quarter of 2019, a 34% sequential increase. Free cash flow for the fourth quarter of 2019 was $26 million. As compared to December 31, 2018, net debt has increased by $33.1 million fund working capital and capital spending to support our growth.

Predecessor/Successor Accounting Treatment

NESR continues to report in a Predecessor/Successor format whereby NPS Holdings Limited (“NPS”) is the Predecessor for periods prior to the completion of the Business Combination on June 7, 2018 and NESR, including NPS and Gulf Energy S.A.O.C. (“GES”), is the Successor for post-transaction periods.

Conference Call Information

NESR will host a conference call on Wednesday, February 26, 2020, to discuss fourth quarter and full year financial results. The call will begin at 8:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 4,000 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain footnote presentations separate the Company’s presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Period”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects the Company’s consolidated financial information, including the results of NPS and GES, after the Business Combination.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits resulting from the Company’s recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s fourth quarter and full year ended December 31, 2019 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Annual Report on Form 20-F for the year ended December 31, 2019 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s audit procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	73,201	24,892
Accounts receivable, net	99,019	62,636
Unbilled revenue	75,974	95,145
Service inventories, net	78,841	58,151
Prepaid assets	9,590	6,937
Retention withholdings	40,970	22,011
Other receivables	14,019	16,695
Other current assets	6,800	13,178
Total current assets	398,414	299,645
Non-current assets
Property, plant and equipment, net	417,683	328,727
Intangible assets, net	122,714	138,052
Goodwill	574,764	570,540
Other assets	1,105	6,345
Total assets	$1,514,680	$1,343,309

Liabilities and equity
Liabilities
Accounts payable	60,907	66,264
Accrued expenses	70,488	38,986
Current installments of long-term debt	15,000	45,093
Short-term borrowings	37,963	31,817
Income taxes payable	6,432	10,991
Other taxes payable	7,189	5,806
Other current liabilities	25,448	24,123
Total current liabilities	223,427	223,080

Long-term debt	330,564	225,172
Deferred tax liabilities	20,908	30,756
Pension benefit liabilities	16,745	13,828
Other liabilities	36,564	19,482
Total liabilities	628,208	512,318

Commitments and contingencies

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2019 and December 31, 2018, respectively	-	-
Common stock, no par value; unlimited shares authorized; 87,187,289 and 85,562,769 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	801,545	801,545
Additional paid in capital	17,237	1,034
Retained earnings	67,661	28,297
Accumulated other comprehensive income	29	48
Total shareholders’ equity	886,472	830,924
Non-controlling interests	-	67
Total equity	886,472	830,991
Total liabilities and equity	$1,514,680	$1,343,309

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Successor (NESR)				Predecessor (NPS)
Description	Period from January 1, 2019 to December 31, 2019	Period from October 1, 2019 to December 31, 2019	Period from June 7, 2018 to December 31, 2018	Period from October 1, 2018 to December 31, 2018	Period from January 1, 2018 to June 6, 2018

Revenues	$658,385	$185,176	$348,590	$158,024	$137,027
Cost of services	(506,799)	(154,083)	(249,159)	(109,755)	(104,242)
Gross profit	151,586	31,093	99,431	48,269	32,785
Selling, general and administrative expense	(63,840)	(17,248)	(36,705)	(13,926)	(19,969)
Amortization	(15,932)	(3,896)	(9,373)	(4,257)	(10)
Operating income	71,814	9,949	53,353	30,086	12,806
Interest expense, net	(18,971)	(4,280)	(14,383)	(6,284)	(4,090)
Other income / (expense), net	(408)	221	5,441	5,459	362
Income before income tax	52,435	5,890	44,411	29,261	9,078
Income tax expense	(13,071)	(2,166)	(9,431)	(6,471)	(2,342)
Net income / (loss)	39,364	3,724	34,980	22,790	6,736
Net income / (loss) attributable to non-controlling interests	-	-	(163)	9	(881)
Net income attributable to shareholders	$39,364	$3,724	$35,143	$22,781	$7,617

Weighted average shares outstanding:
Basic	86,997,554	87,168,937	85,569,020	85,576,902	348,524,566
Diluted	86,997,554	87,168,937	86,862,983	86,862,983	370,000,000

Net earnings per share:
Basic	$0.45	$0.04	$0.41	$0.26	$0.02
Diluted	$0.45	$0.04	$0.40	$0.26	$0.02

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1	Year ended
	to December 31,	to December 31,	to June 6,	December 31,
	2019	2018	2018	2017

Cash flows from operating activities:
Net income/(loss)	$39,364	$34,980	$6,736	$28,353
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,111	42,416	17,284	38,408
Shares issued for transaction costs	-	2,719	-	-
Stock-based compensation	5,654	1,034	-	-
(Gain) on disposal of assets	(1,659)	(986)	-	(228)
Non-cash interest expense	1,884	2,055	3,350	7,835
Deferred tax expense (benefit)	(5,644)	(2,025)	-	598
Allowance for doubtful receivables	1,771	693	2,402	334
Provision for obsolete service inventories	530	1,155	-
NPS equity stock-earn out	-	(5,723)	-	-
Other operating activities, net	90	796	1,442	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(39,023)	10,329	(15)	(5,000)
(Increase) in inventories	(21,220)	5,440	(2,080)	(8,118)
(Increase) in prepaid expenses	(2,573)	596	(759)	2,070
(Increase) in other current assets	5,227	(36,373)	(16,257)	7,480
(Increase) decrease in other long-term assets and liabilities	8,622	-	(544)	-
Increase (decrease) in accounts payable and accrued expenses	21,222	(34,943)	7,335	9,172
Increase (decrease) in other current liabilities	(9,657)	18,677	1,932	2,289
Net cash provided by operating activities	92,699	40,840	20,826	83,193

Cash flows from investing activities:
Capital expenditures	(111,544)	(23,211)	(9,861)	(48,657)
Proceeds from disposal of assets	1,625	5,309	-	282
Proceeds from the Company’s Trust account	-	231,782	-
Acquisition of business, net of cash acquired	-	(282,190)	(1,098)	(624)
Other investing activities	(1,025)	1,722	3,043	(3,043)
Net cash used in investing activities	(110,944)	(66,588)	(7,916)	(52,042)

Cash flows from financing activities:
Proceeds from long-term debt	365,000	92,490	47,063	-
Repayments of long-term debt	(285,048)	(61,606)	-	-
Net change in overdraft facilities	(6,994)	-	-	-
Proceeds from short-term borrowings	49,305	-	-	-
Repayments of short-term borrowings	(49,971)	-	-	(7,871)
Payments on capital leases	-	-	-	-
Payments for equipment purchased using seller financing	-	-	-	-
Proceeds from issuance of shares	-	48,294	-	-
Redemption of ordinary shares	-	(19,380)	-	-
Payment of deferred underwriting fees	-	(9,070)	(164)	-
Dividend paid	-	-	(48,210)	(20,000)
Other financing activities, net	(5,717)	(134)	(4,429)	(4,267)
Net cash provided by (used in) financing activities	66,575	50,594	(5,740)	(32,138)

Effect of exchange rate changes on cash	(21)	-	(16)	(45)
Net increase (decrease) in cash	48,309	24,846	7,154	(1,032)
Cash and cash equivalents, beginning of period	24,892	46	24,502	25,534
Cash and cash equivalents, end of period	73,201	24,892	31,656	24,502

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	17,290	8,812	3,636	7,989
Income taxes paid	19,192	6,008	345	3,286

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED NET INCOME TO NET INCOME

(Unaudited)

(In US$ thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income”) as well a reconciliation of these non-GAAP measures to operating income and net income, respectively, in accordance with GAAP.

The Company believes that the presentation of Adjusted EBITDA and Adjusted Net Income provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA and Adjusted Net Income to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Adjusted EBITDA and Adjusted Net Income should not be considered as an alternative to operating income or net income, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Adjusted Net Income

	October 1 to December 31, 2019		July 1 to September 30, 2019		October 1 to December 31, 2018
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$3,724	$0.04	$11,110	$0.13	$22,788	$0.26
Add Charges and Credits:
Transaction, integration and startup costs	11,768	0.13	4,181	0.05	1,219	0.01
Other discrete provisions	3,456	0.04	904	0.01	(6,117)	(0.06)
Total Charges and Credits	15,224	0.17	5,085	0.06	(4,898)	(0.05)
Total Adjusted	$18,948	$0.21	$16,195	$0.19	$17,890	$0.21

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	October 1 to December 31, 2019	July 1 to September 30, 2019	October 1 to December 31, 2018

Net Income	$3,724	$11,110	$22,788
Add:
Income Taxes	2,166	3,511	6,471
Interest Expense, net	4,280	5,011	6,284
Depreciation and Amortization	29,980	23,196	19,303
Charges and Credits impacting Adjusted EBITDA	11,599	4,880	(4,898)
Total Adjusted EBITDA	$51,749	$47,708	$49,948

Table 3 - Reconciliation of Segment EBITDA to Adjusted EBITDA

	October 1 to December 31, 2019			July 1 to September 30, 2019			October 1 to December 31, 2018
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$32,832	$7,602	$40,434	$32,581	$1,637	$34,218	$35,530	$-	$35,530
Drilling & Evaluation	12,093	1,552	13,645	15,239	1,060	16,299	13,877	-	13,877
Unallocated	(4,775)	2,445	(2,330)	(4,992)	2,183	(2,809)	5,439	(4,898)	541
Total	$40,150	$11,599	$51,749	$42,828	$4,880	$47,708	$54,846	$(4,898)	$49,948

Table 4 - Reconciliation of Segment EBITDA to Segment Operating Income

	Period from	Period from	Period from
	September 30	July 1	September 30
	to December 31,	to September 30,	to December 31,
	2019	2019	2018
Production Services:
Segment EBITDA	$32,832	$32,581	$35,530
Depreciation and amort.	(19,290)	(12,322)	(7,991)
Other (income)/expense, net	1,068	188	1,410
Segment Operating Income	14,610	20,447	28,949
Drilling and Evaluation Services:
Segment EBITDA	12,093	15,239	13,877
Depreciation and amort.	(6,313)	(5,980)	(4,796)
Other (income)/expense, net	(824)	(76)	66
Segment Operating Income	4,956	9,183	9,147
Unallocated:
Segment EBITDA	(4,775)	(4,992)	5,439
Share-based compensation	(1,597)	(1,944)	(703)
Depreciation and amort.	(2,780)	(2,950)	(5,804)
Other (income)/expense, net	(465)	18	(6,942)
Segment Operating Income	(9,617)	(9,868)	(8,010)
Total Operating Income	$9,949	$19,762	$30,086

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com